                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                   LANCE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                         $.83-1/3 PAR VALUE COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                   514606 10 2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)




                              A. ZACHARY SMITH III
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 9, 1997
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                                 (Page 1 of 7)

------------------------                                ------------------------
 CUSIP No. 514606 10 2                  13D                Page 2 of 7 Pages
------------------------                                ------------------------

=========================================================================================================================
         1            NAME OF REPORTING PERSON                             Salem Lance Van Every
                      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
-------------------------------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (a) [ ]

                                                                                                      (b) [ ]
-------------------------------------------------------------------------------------------------------------------------
         3            SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS*

-------------------------------------------------------------------------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                [ ]
-------------------------------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                           UNITED STATES OF AMERICA

-------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
        NUMBER OF                                                                                           2,088,555
         SHARES     -----------------------------------------------------------------------------------------------------
      BENEFICIALLY                8        SHARED VOTING POWER
        OWNED BY                                                                                               55,167
          EACH      -----------------------------------------------------------------------------------------------------
        REPORTING                 9        SOLE DISPOSITIVE POWER
         PERSON                                                                                             2,088,555
          WITH      -----------------------------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                                                                                               55,167
-------------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                            2,143,722
-------------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                               [ ]
-------------------------------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                               7.2%
-------------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON*

                                                                                                               IN
=========================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (Page 2 of 7)

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) The name of the reporting person is Salem Lance Van Every. The residence address of Mr. Van Every is 4010 Seminole Court, Charlotte, North Carolina 28210. Mr. Van Every's principal occupation is that of a private investor.

         (d) During the past five years, Mr. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Van Every is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Van Every acquired the sole voting power over 1,294,295 shares of the Common Stock reported herein (the "Trust Shares") upon transfer of the Trust Shares by Nan Davis Van Every, Mr. Van Every's stepmother, on December 9, 1997 to the Nan Davis Van Every Florida Intangible Tax Trust, dated December 9, 1997 (the "Irrevocable Trust") for which Mr. Van Every serves as trustee. Mr. Van Every acquired sole dispositive power and sole voting power in such capacity as trustee of the Irrevocable Trust over the Trust Shares upon their transfer by Nan Davis Van Every to the Irrevocable Trust on the same date. Mr. Van Every, in his capacity as co-trustee with NationsBank, N.A. of a second trust (the "Second Trust"), beneficially owns 52,044 shares of the Common Stock (the "Co-Trustee Shares") over which he has shared voting power and shared dispositive power.

         No funds or other consideration were used in the acquisition of the Trust Shares or the Co-Trustee Shares. Mr. Van Every became the beneficial owner of the Trust Shares and the Co-Trustee Shares not by purchase but by operation of law in his capacity as trustee of the Second Trust and by gift to the Irrevocable Trust, respectively.

         In addition, Mr. Van Every also owns 797,383 shares of Common Stock (the "Other Shares"), of which 763,671 shares are held directly (including 34,500 shares subject to options currently exercisable or exercisable within 60 days), 30,589 shares are held in custodian or trust accounts for his daughters and grandchildren of which he serves as custodian or trustee



                                 (Page 3 of 7)
and 3,123 shares are held by his daughters. The Other Shares were primarily acquired by Mr. Van Every by inheritance and by gift in the years prior to this
Schedule 13D.

         At this time, the source and amount of funds that Mr. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mr. Van Every. Future purchases, if any, Mr. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends.


ITEM 4. PURPOSE OF TRANSACTION.

         Since Mr. Van Every is the beneficial owner of the Trust Shares and the Co-Trustee Shares not by purchase but by operation of law and by gift to the Irrevocable Trust, he became such a beneficial owner without motive or purpose. The Trust Shares and the Co-Trustee Shares are held by the Irrevocable Trust and the Second Trust, respectively. Mr. Van Every has shared investment and dispositive power over the Common Stock held in each such trust. Mr. Van Every intends to hold the Trust Shares and the Co-Trustee Shares in his capacity as trustee of each trust for investment.

         The Other Shares were primarily acquired by Mr. Van Every by inheritance and by gift and in his capacity as trustee or custodian without motive or purpose. Mr. Van Every has sole investment and dispositive power over the Other Shares, except for the 3,123 shares of the Common Stock owned by his daughters over which he has shared dispositive power and shared voting power. Mr. Van Every intends to hold the Other Shares for investment.

         Mr. Van Every intends to evaluate the business and prospects of the Issuer and depending on his evaluation, other investment opportunities, market conditions and other factors as he may deem material, Mr. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan. Alternatively, he may, upon consultation with other persons with whom he shares dispositive power, as applicable, dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

         Under the terms of the Irrevocable Trust, Mr. Van Every is permitted to direct the disposition of its assets, including the Trust Shares, during the lifetime of Mrs. Van Every for her benefit and the benefit of certain designated charities. Upon the death of Mrs. Van Every, the Irrevocable Trust will terminate and its assets will be transferred to the 1992 Nan Davis Van Every Revocable Trust or, if such trust is not existing, to the estate of Mrs. Van Every. In addition, the Irrevocable Trust will terminate automatically with respect to any assets held in it for a period of four months. Such automatic termination will occur on April 9, 1998 with respect to any Trust Shares then remaining in the Irrevocable Trust. Upon such automatic termination, the assets will then be transferred to the 1992 Nan Davis Van Every Revocable Trust, or, if such trust is not existing, to Mrs. Van Every.

                                 (Page 4 of 7)

         Mr. Van Every has served as a director of the Issuer since 1990. As a nonemployee director of the Issuer, Mr. Van Every is eligible to receive grants of options to acquire shares of the Common Stock pursuant to the Issuer's 1995 Nonqualified Stock Option Plan for Non-Employee Directors. Currently, Mr. Van Every has options to acquire 7,500 shares of the Common Stock of which options for 3,500 shares are currently exercisable and options for 4,000 shares will become exercisable on May 1, 1998.

         Mr. Van Every also has an option to purchase 31,000 shares of the Common Stock from Nan Davis Van Every, which became exercisable on January 31, 1997.

         Except as set forth in this Item 4, Mr. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of the Common Stock that Mr. Van Every beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 2,143,722 (including 34,500 shares subject to options currently exercisable or exercisable within 60 days) which constitutes approximately 7.2% of the outstanding shares of the Common Stock. Mr. Van Every disclaims beneficial ownership with respect to all such shares described in Item 5(b)(ii),
(iii) and (iv).

         (b) The 2,143,722 aggregate amount of shares of Common Stock reported herein are beneficially owned as follows:

                  (i) 794,260 shares of Common Stock (the Other Shares, except for 3,123 shares owned by Mr. Van Every's daughters) are beneficially owned by Mr. Van Every, either directly or as trustee or custodian for his children and grandchild. Mr. Van Every has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                  (ii) 1,294,295 shares of Common Stock (the Trust Shares) are beneficially owned by Mr. Van Every as trustee of the Irrevocable Trust. Mr. Van Every has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                  (iii) 52,044 shares of the Common Stock (the Co-Trustee Shares) are beneficially owned by Mr. Van Every as co-trustee with NationsBank, N.A. under the Second Trust. In such capacity, Mr. Van Every has the shared investment power to dispose or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares.

                  (iv) 3,123 shares of the Common Stock are owned by Mr. Van Every's daughters with whom he shares the investment power to dispose or direct the

                                 (Page 5 of 7)
         disposition of these shares and with whom he shares the voting power to vote or direct the voting of these shares.

         (c) During the past 60 days, Mr. Van Every has not purchased or sold any shares of Common Stock except on October 30, 1997 when 11,112 shares held as custodian for his daughter were sold for $21.0225 per share. On December 9, 1997 Nan Davis Van Every gifted 2,250 shares to his daughters and grandchildren which Mr. Van Every holds as custodian or trustee on their behalf.

         (d) No person other than Mr. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein except as follows:

                  (i) NationsBank, N.A. has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 52,044 shares of the Common Stock described in Section 5(b)(iii) as co-trustee of the Second Trust.

                  (ii) Mr. Van Every's daughters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,123 shares of the Common Stock described in Section 5(b)(iv).

         (e) This paragraph is inapplicable and has been omitted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 4 regarding (i) the transfer or disposition of the Trust Shares and (ii) certain other shares of the Common Stock subject to options currently exercisable or exercisable within 60 days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A.  Nan Davis Van Every Florida Intangible Tax Trust dated
                        December 9, 1997.

            Exhibit B.  Lance, Inc. 1995 Nonqualified Stock Option Plan for
                        Non-Employee Directors (incorporated herein by reference to Exhibit 10 to the Issuer's Registration Statement on Form S-8, Registration No. 33-58839).

            Exhibit C.  Letter Agreement dated July 22, 1996 between S. Lance
                        Van Every and Nan D. Van Every.


                                 (Page 6 of 7)

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ Salem Lance Van Every                               December 20, 1997
--------------------------
Salem Lance Van Every


                                 (Page 7 of 7)

                                                                       EXHIBIT A

                               NAN DAVIS VAN EVERY
                          FLORIDA INTANGIBLE TAX TRUST

                  THIS AGREEMENT, dated December 9, 1997, between NAN DAVIS VAN EVERY, of Naples, Florida (hereinafter called the "Grantor"), and SALEM LANCE VAN EVERY, of Charlotte, North Carolina (hereinafter called the "Trustee"),

                              W I T N E S S E T H:

                  The Grantor hereby delivers and assigns to the Trustee the property specified in Schedule A hereto annexed, the receipt of which is hereby acknowledged by the Trustee, which agrees to hold the same, in trust, together with any property added to the trust estate, as follows:

                  ARTICLE I.: DISTRIBUTION OF TRUST FUNDS DURING THE GRANTOR'S LIFETIME.

                  A. Income Distributions. The Trustee shall pay or apply all or any part of the net income of this trust to or for the benefit of the Grantor, during the Grantor's lifetime, that the Trustee in its discretion considers advisable. Any undistributed income shall be added to principal. The Trustee shall allocate all capital gains and/or losses to income.

                  B. Trustee Power of Appointment. The Trustee may at any time, during the Grantor's lifetime, distribute all or any part of the trust principal to, or in trust for the benefit of the Grantor and HEINEMAN MEDICAL RESEARCH CENTER, of Charlotte, North Carolina, upon such estates or conditions, in such manner, and at such time or times as the Trustee shall direct and appoint in writing specifically referring to and exercising this power; provided, however, that this power shall not be exercisable to any extent for the benefit of the Trustee, the Trustee's estate, the Trustee's creditors or the creditors of the Trustee's estate.

                  In exercising its discretion, the Trustee shall give first consideration to the Grantor and then to HEINEMAN MEDICAL RESEARCH CENTER.

                  ARTICLE II.: PARTIAL AND FULL TERMINATION OF TRUST. Upon the first to occur of the following events, the Trustee shall distribute each particular asset received by the Trustee (or the traceable proceeds of such asset) as hereinafter provided:

                  A. Upon the day occurring four (4) months after the actual date of receipt by the Trustee of each particular asset, the Trustee shall distribute such asset (or the traceable proceeds of such asset), if not previously effectively appointed pursuant to section B of Article I, to the then acting Trustee of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended to the date of the Grantor's death, to be added to the principal of such trust, or, if such trust is not then in existence, to the Grantor.

                  B. Upon the death of the Grantor, the Trustee shall distribute any and all undistributed income and principal of this trust not effectively appointed pursuant to section B of Article I, to the then acting Trustee of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended to the date of the Grantor's death, to be added to the principal of such trust, or, if such trust is not then in existence, to the Personal Representative of the Grantor's estate, to be disposed of as part of the Grantor's estate.

                  C. Notwithstanding the foregoing provisions of this Article, the Trustee shall retain the assets initially listed on Schedule A attached hereto until the date of the Grantor's death.

                  ARTICLE III.: APPOINTMENT OF TRUSTEES. If SALEM LANCE VAN EVERY ceases to act as Trustee, JAMES DAVIS TOMLINSON, currently of Raleigh, North Carolina, is appointed as Trustee, to act together with any other then acting Trustee.

                  Any individual Trustee shall be considered removed at such time as such Trustee is unable to manage the Trustee's affairs.

                  For purposes of this Agreement, an individual Trustee shall be considered to be unable to manage the Trustee's affairs if such individual is under a legal disability or by reason of mental illness or physical disability is unable to give prompt and intelligent consideration to financial matters. The determination as to the inability shall be made in writing by a physician who has examined such individual, and the Trustee may rely upon such written determination.

                  Any individual Trustee may at any time appoint such Trustee's successor as Trustee, unless the foregoing provisions of this Agreement effectively provide for such Trustee's successor.

                  Notwithstanding any provisions in this Agreement to the contrary, no individual who is a resident of the State of Florida, and no corporation doing business in, or qualified to do business in, the State of Florida may serve as Trustee of this Trust.

                  Any individual Trustee who is or becomes a resident of the State of Florida, or any corporate Trustee which does business in the State of Florida or becomes qualified to do business in the State of Florida, shall cease to act as a Trustee at such time.

                  If at any time there is no Trustee and the foregoing provisions of this Agreement do not effectively provide for a successor Trustee, the Grantor may appoint one or more successor Trustees.

                  The Grantor may not serve as Trustee.

                  Any fiduciary is authorized to resign at any time without court approval.

                  The resignation, appointment, or revocation of appointment may be made by the person authorized to take such action by delivery of an acknowledged instrument to the Trustee then acting and any Trustee to be appointed, or, if none, to a court having jurisdiction over the trust.

                  Any appointment of a Trustee may be conditioned to commence or cease upon a future event and may be revoked or modified at any time before such future event has occurred.

                  Unless otherwise expressly provided, any power to appoint a Trustee shall permit appointment of an individual, bank or trust company as such fiduciary, and shall be exercised by the parent (or, if none, the legal representative) of any minor and the legal representative of any legally incapacitated person holding such power.

                  ARTICLE IV.: ADMINISTRATIVE AND TAX PROVISIONS.

                  A. Irrevocable Trust. This Agreement and any trust created hereunder shall be irrevocable and shall not be subject to alteration or amendment in any respect.

                  B. Additions to Trust. Any person may add property to the trust estate by lifetime gift or by transfer taking effect at death, provided such property is acceptable to the Trustee.

                  C. Situs of Trust Property. No Trustee shall invest in real property having a situs in the State of Florida.

                  D. Requirement of Survival. No beneficiary shall be considered to have survived the event terminating any trust and be entitled to any trust funds on that event unless such beneficiary survives for at least ninety (90) days after that event.

                  E. Distributions to Minors. If the Trustee is authorized or required to distribute trust funds to a beneficiary who is then a minor, and the Trustee does not believe that an immediate distribution is in the beneficiary's best interests, it may instead distribute such property to any adult caring for the beneficiary or to the beneficiary's Guardian or Custodian under a Uniform Gifts to Minors Act or Uniform Transfers to Minors Act. In the alternative, the Trustee may hold and invest such property as a separate fund for such beneficiary, and accumulate income or pay or apply any part of the fund to or for the beneficiary's benefit from time to time, as it considers advisable. Any accumulated income shall be added to principal annually. When the beneficiary becomes an adult, the Trustee shall distribute the fund to the beneficiary. If the beneficiary dies before becoming an adult, the Trustee shall distribute the fund to the beneficiary's legal representative.

                  F. Permissible Use of Trust Funds. Upon the death of the Grantor, the Trustee may in its discretion purchase property from the Grantor's estate, make loans to the Grantor's estate, and guarantee the obligations of the Grantor's estate and pledge trust property as security therefor upon whatever terms and in whatever manner and with whatever security the Trustee considers advisable. This provision shall not give either the Grantor or the Grantor's estate any right or authority over trust property.

                  G. Governing Law. The validity, construction and administration of this Agreement and any trust hereunder shall be governed by the laws of Florida.

                  H. Consideration of Other Income of Beneficiaries. In exercising discretion to distribute trust funds to any beneficiary, the Trustee may (but shall not be required to) take into consideration any other income reasonably available to such beneficiary.

                  I. Informal Accountings. The Trustee may provide to the Grantor, or, after the Grantor's death, to each legally competent eligible income beneficiary and presumptive remainderman (or the parent or Guardian of the estate of any such minor or incompetent person), statements of trust transactions at such time and in such form as it considers advisable. If all such persons give written approval of the statement, it shall be final, binding and conclusive on all persons interested in the trust.

                  J. Investment Counsel. The Trustee may employ investment counsel; consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of the Trustee. The Trustee may act upon or refrain from acting upon the advice of such investment counsel in whole or in part, and to the extent the Trustee follows the advice of such counsel the Trustee shall not be liable for any action taken, except in the case of willful misconduct.

                  Notwithstanding the foregoing provisions of this section J, no investment counsel which is a resident of the State of Florida, doing business in the State of Florida, or qualified to do business in the State of Florida, shall have the discretionary authority to make decisions relating to the retention, sale, purchase, investment or reinvestment of securities or other property.

                  K. Trustee Relieved From Liability. No individual Trustee shall be liable for any mistake or error of judgment, or for any action taken or omitted, either by the Trustee or by any agent or attorney employed by the Trustee, or for any loss or depreciation in the value of the trust, except in the case of willful misconduct.

                  L. Successor Trustee. No Trustee has a duty to examine the transactions of any prior Trustee. Each Trustee is responsible only for those assets which are actually delivered to it.

                  M. Delegation. Any Trustee may delegate to the other Trustees the right to exercise any power (discretionary, administrative or otherwise), and may revoke the delegation at any time, by delivery of an acknowledged instrument to such other Trustees.

                  N. Powers of Appointment. Any power of appointment created under this Agreement may be exercised only by an express reference to the power which includes the name of the Grantor. A person exercising a power of appointment may appoint trust funds outright or in trust. The choice of terms, Trustees and jurisdiction of any trust shall be entirely within the discretion of the person having the power of appointment, except to the extent otherwise expressly provided in this Agreement. No power of appointment shall be exercisable by a beneficiary over any property or its proceeds added to a trust by means of a disclaimer by such beneficiary.

                  O. Management Powers of Trustee. Without limitation of the powers conferred upon it by law but subject to the foregoing terms of this Agreement, the Trustee is authorized:

                  (1) To retain, acquire, or sell any property (including any discretionary common trust fund of any corporate fiduciary acting under this Agreement, covered and uncovered stock options, and investments in foreign securities), without regard to diversification and without being limited to the investments authorized for trust funds; (2) to exercise stock options; (3) to enter into agreements for the sale, merger, reorganization, dissolution or consolidation of any corporation or properties; (4) to manage, improve, repair, sell, mortgage, lease (including the power to lease for oil and gas), pledge, convey, option or exchange any property and take back purchase money mortgages thereon, without court order; (5) to make distributions in cash or in kind, or partly in each, and, in the discretion of such fiduciaries, to allocate particular assets or portions thereof to any one or more beneficiaries, provided that such property shall be valued for purposes of distribution at its value on the date of distribution; (6) to maintain custody or brokerage accounts (including margin accounts) and to register securities in the name of a nominee; (7) to compromise and settle claims (including those relating to taxes) without court order; (8) to borrow funds from any person or corporation (including a Trustee) and pledge or mortgage trust assets to secure such loans; (9) to extend, renew or renegotiate the Grantor's loans or guarantees; (10) to employ attorneys, accountants, investment counsel, custodians and brokers to assist in the administration of trust property; (11) to vote and give proxies to vote shares of stock; (12) to make joint investments in property, real or personal; (13) to divide any trust into separate trusts; and (14) if there is more than one trust established under this Agreement, to administer such trusts as a single fund.

                  ARTICLE V.: IDENTIFICATION OF TRUST. This Trust Agreement may be referred to as the "Nan Davis Van Every Florida Intangible Tax Trust dated 12/9/97."

                  IN WITNESS WHEREOF, NAN DAVIS VAN EVERY, the Grantor, has hereunto set the Grantor's hand and seal as of the 9th day of December, 1997.



                                        /s/  Nan Davis Van Every
                                        -----------------------------
                                        NAN DAVIS VAN EVERY
                                        Grantor



                  SIGNED, SEALED, PUBLISHED and DECLARED by NAN DAVIS VAN EVERY, the Grantor, as and for the Nan Davis Van Every Florida Intangible Tax Trust dated 12/9/97, in the presence of us and each of us, who, at the Grantor's request, in the Grantor's presence and in the presence of each other, have hereunto subscribed our names as witnesses on the day and in the year first above written.



/s/  Peggy B. Harrington            of      329 Kimmswick Road, Charlotte, NC
--------------------------------            ------------------------------------
Signature of Witness #1                     Address of Witness #1


/s/  Carolyn M. DeYoung             of      9701 Markus Drive, Charlotte, NC
--------------------------------            ------------------------------------
Signature of Witness #2                     Address of Witness #2


STATE OF NORTH CAROLINA    )
                           )  ss:
COUNTY OF MECKLENBURG      )


                  The foregoing instrument was acknowledged before me this 9th day of December, 1997, by NAN DAVIS VAN EVERY, who is personally known to me or who has produced a driver's license as identification.


                                             /s/  Beth B. Tatum
                                             ----------------------------
                                             Notary Public

My Commission Expires:  10-9-98


                  IN WITNESS WHEREOF, SALEM LANCE VAN EVERY, the Trustee, has hereunto set the Trustee's hand and seal as of the 9th day of December, 1997.



                                             /s/  Salem Lance Van Every
                                             ----------------------------
                                             SALEM LANCE VAN EVERY
                                             Trustee

STATE OF NORTH CAROLINA    )
                           )  ss:
COUNTY OF MECKLENBURG      )

                  The foregoing instrument was acknowledged before me this 9th day of December, 1997, by SALEM LANCE VAN EVERY, who is personally known to me or who has produced a driver's license as identification.



                                              /s/  Beth B. Tatum
                                              ----------------------------
                                              Notary Public


My Commission Expires:  10-9-98

                                   SCHEDULE A


FIVE DOLLARS ...........................................................$5.00




NNan D. VanEvery 1997 Florida Intangible Tax Trust (SLE Trustee) 12/30/97

                                                                       EXHIBIT C


                                  July 22, 1996




Mr. S. Lance Van Every
8913 Winged Bourne
Charlotte, North Carolina 28210

Dear Lance:

         I hereby agree to purchase from S. Lance Van Every (Lance) 31,000 shares of the $.83-1/3 par value Common Stock (the Shares) of Lance, Inc. (the Company) at a purchase price per share equal to the lowest price at which the Common Stock of the Company shall have sold, regular way, on the NASDAQ Stock Market on the date hereof with the aggregate purchase price to be paid on July 24, 1996 against receipt of the Shares.

         I understand that 1,000 of the Shares are shares received as gifts by Lance in 1993 and 1994 and the remainder are shares received as a gift from Lance's father.

         I represent and covenant that the Shares to be purchased by me pursuant hereto are being purchased for investment only and not with a view to the resale or distribution thereof, and I agree to indemnify and hold harmless the Company from any and all liability for any violation of the United States Securities Act of 1933, as amended (the 1933 Act), which may be held or found by any court of competent jurisdiction to be due, directly or indirectly, in whole or in part, to any intent or design on my part to take any of the Shares with a view to the distribution thereof.

         I understand that the Shares being purchased by me constitute "restricted securities" as defined in Rule 144 under the 1933 Act and I agree that the Company will lodge with any stock transfer agent for the Company, or note on its stock transfer records, a stop transfer order against the Shares and that there shall be imprinted upon the certificate or certificates issued to me evidencing the Shares a legend reflecting such restriction as follows:

         These securities have not been registered under the Securities Act of 1933. They have been acquired for investment and may not be sold or otherwise disposed of in the absence of an effective registration statement under the Securities Act of 1933 or an opinion of counsel satisfactory to the Company and presented to it prior to any proposed sale or other disposition that registration is not required under said Act.

         I understand that the Shares being purchased by me will not be registered under the 1933 Act and must be held indefinitely unless subsequently registered or an exemption from such registration is available, provided, that the Shares may be sold by me in conjunction with the sale of all or substantially all of the outstanding shares of Common Stock of the Company without such registration. I further acknowledge that the Company has made and makes no undertaking to either register the Shares or to take any action to comply with any exemption from registration that might be available or to supply any information to facilitate sales of the Shares.

         I further agree, in consideration of Lance selling the Shares to me rather than on the open market and the payment by him to me of $1,000, that Lance may repurchase all but not less than all of the Shares from me for cash at the purchase price per share provided above plus $1 per share at any time between January 31, 1997 and July 21, 2006, with the purchase price and number of shares subject to adjustment for stock dividends, stock splits and similar recapitalizations of the Company.

         The representations and understandings contained in the third, fourth and fifth paragraphs are directed to and may be relied upon by the Company and by Lance.

                                                     Very truly yours,

                                                     S/Nan D. Van Every

                                                     Nan D. Van Every

cc:  Lance, Inc.
         Post Office Box 32368
         Charlotte, NC  28232